

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

<u>Via E-mail</u>
Cooper Anderson
GreenHaven Coal Fund
c/o GreenHaven Coal Services, LLC
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326

  Re: **GreenHaven Coal Fund**
    Amendment No. 4 to Registration Statement on Form S-1
    Filed September 5, 2014
    File No. 333-182301

Dear Mr. Anderson:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a copy of the fact sheet that you intend to use.

Prospectus Summary, page 1

Investment Risks, page 6

2. We note that your shareholders will receive a Schedule K-1 which reports their allocable portion of tax items. Please include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of tax experts.

3.   We note your risk factor on page 14 regarding the risks associated with contango and your statement on page 21 that the Rotterdam Coal Futures market has generally been in a state of contango. Please revise your summary to discuss contango and the possible effects upon the Fund.

Risk Factors, page 8

4.   Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Fund should be monitored consistently by investors.

Litigation, page 33

5.   We note your statement that there has been no material administrative, civil or criminal action against the Sponsor or its principals within the preceding five years. Please note that Item 401(f) of Regulation S-K requires that such information be provided for a period of ten years and revise accordingly.

Plan of Distribution, page 69

6.   Please identify your Initial Authorized Participant as a statutory underwriter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Terrence A. Childers